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                                                                    EXHIBIT 99.2

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

Nashua Corporation ("Nashua") operated the business from the time of its acquisition in 1986 either as a division or wholly owned subsidiary until May 24, 1996, the date of Cerion Technologies Inc.'s ("Cerion" or "the Company") initial public offering that reduced Nashua's ownership to approximately 37 percent.

                  Results of Operations -- 1997 Compared to 1996

Net Sales: Net sales decreased 12.9 percent, or $4.7 million, to $31.8 million in 1997 from $36.5 million in 1996. The decrease in net sales resulted from average sales prices decreasing significantly between 1996 and 1997, resulting in an average sales price in 1997 that was approximately 24 percent lower than 1996. The lower average sales price was offset by a 14 percent increase in unit volume shipped. Net sales for the Company was concentrated with four customers that represented 43 percent, 41 percent, 11 percent and 2 percent in 1997, respectively, and 10 percent, 29 percent, 6 percent and 44 percent in 1996, respectively. The reduction in unit volume to our largest customer in 1996 began gradually in the second half of 1996 as it expanded its internal manufacturing capacity for aluminum disk substrates.

Gross Profit: Gross profit decreased $4.6 million to $5.2 million in 1997 from $9.8 million in 1996. Gross profit as a percentage of net sales decreased to
16.4 percent in 1997 compared to 26.9 percent in 1996. The decrease in gross profit in 1997 compared to 1996 was attributable to the 24 percent decrease in average sales price offset by higher unit volumes shipped and the spreading of fixed costs over a higher sales volume. Furthermore, the Company's continual efforts to reduce manufacturing costs through process automation, eliminating an entire step in our manufacturing process for approximately half of our products in the second half of 1997 and continuous process improvement efforts to reduce manufacturing time for the manufacturing steps for the remaining products have resulted in approximately four percent lower manufacturing costs.

Selling, General & Administrative Expenses: Selling, general and administrative expenses decreased 20.8 percent, or $1.2 million, to $4.4 million in 1997 from $5.6 million in 1996, representing 13.8 percent and 15.2 percent of net sales, respectively. The decrease was due primarily to higher nonrecurring costs included in 1996 including the relocation costs for two executive officers and costs associated with transitioning the Company from a division within Nashua Corporation to a stand-alone company. Furthermore, lower spending associated with a decrease in the work force, reduced research and development spending and lower freight costs because of customer mix contributed to the reduction in costs. Selling, general and administrative expenses in 1997 included a $250,000 charge related to the write off of equipment no longer utilized to produce aluminum organic photoconductor drum substrates for laser printer cartridges, a product line the Company exited in 1997.

Interest (Income) Expense: Interest income consists of interest income from short-term investments. Interest expense consists primarily of interest expense allocated to the Company by Nashua through May 24, 1996 (at which time the Company was a division or subsidiary of Nashua). See Related Party Transactions and Allocations in the Notes to the Financial Statements.

Provision for Income Taxes: Provision for income taxes was $338,000 in 1997 compared to $1.9 million in 1996. The Company's effective tax rate was 29.0 percent in 1997 compared to 43.3 percent in 1996, as a percentage of income before provision for income taxes. The establishment of a valuation reserve for the Company's deferred tax assets in 1996 increased the Company's effective tax rate in 1996. Uncertainty regarding the utilization of the net deferred tax asset resulted in the establishment of the valuation reserve. The reserve was reversed in 1997 after the uncertainty concerning the utilization of the net deferred tax asset was removed. The reserve reversal reduced the Company's effective tax rate.

                 Results of Operations -- 1996 Compared to 1995

Net Sales: Net sales grew 29.4 percent to $36.5 million in 1996 compared to $28.2 million in 1995. The growth experienced during the first six months of 1996 was attributable primarily to growth in the market for aluminum substrates, growth of net sales to the Company's existing customers and the addition of a significant new customer in the beginning of 1996. The second half of 1996

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demonstrated the volatility within the market when, in July, Cerion announced a major customer had canceled all of its outstanding purchase orders with the Company, following a significant loss of orders by that customer. Furthermore, the Company's largest customer gradually began decreasing orders to zero in the second half of 1996 as it expanded its internal manufacturing capacity to produce aluminum disk substrates. Revenue in the third and fourth quarters of 1996 equaled only 45 percent of revenue in the first and second quarters of 1996. Selling prices decreased significantly during the second half of 1996 contributing to an average sales price that in the second half of 1996 was approximately 13 percent lower than the second half of 1995.

Gross Profit: Gross profit increased 15.3 percent, or $1.3 million, to $9.8 million in 1996 from $8.5 million in 1995. The increase in gross profit was due to increases in volume, improved utilization of existing manufacturing capacity and the spreading of fixed costs over a substantially higher sales volume during the first six months of 1996, offset by a dramatic decrease in net sales in the second half of 1996 from the comparable 1995 period. Gross profit as a percentage of sales decreased to 26.9 percent in 1996 compared to 30.2 percent in 1995. The decrease in gross margin was attributable to the underutilization of existing capacity that was expanded in the first half of 1996 and the spreading of higher fixed costs attributable to larger available production capacity over a substantially lower sales volume in the second half of 1996. Gross profit also decreased from lower average selling prices of the Company's products in the second half of 1996.

Selling, General & Administrative Expenses: Selling, general and administrative expenses increased approximately $3.1 million in 1996 to $5.6 million, compared to $2.5 million in 1995, representing 15.2 percent and 9.0 percent of net sales, respectively. This increase primarily was due to the costs of additional personnel to support the Company's growth experienced in the first six months of 1996 (including the addition of two executive officers), the costs associated with the Company becoming a stand-alone entity and increased profit-sharing and performance-based bonus expenses during the first six months of 1996. The increase in the percentage results from both growth in absolute spending and a lower revenue base during the third and fourth quarters of 1996.

Interest (Income) Expense: Interest income consists of interest income from short-term investments. Interest expense consists primarily of interest expense allocated to the Company by Nashua through May 24, 1996 (at which time the Company was a division or subsidiary of Nashua). See Related Party Transactions and Allocations in the Notes to the Financial Statements.

Provision for Income Taxes: Provision for income taxes was $1.9 million in 1996 compared to $2.2 million in 1995. The Company's effective tax rate was 43.3 percent in 1996 compared to 39.1 percent in 1995 primarily because of an increase in nondeductible items as a percentage of income before provision for income taxes and the establishment of a valuation reserve for the Company's deferred tax assets.

                        Liquidity and Capital Resources

The Company's principal capital requirements in 1997 were to fund working capital needs and capital expenditures related to manufacturing process automation. During the periods presented, these capital requirements generally were satisfied by cash flows from operations, except in 1997 when these requirements were supplemented from the proceeds of the Company's initial public offering.

         Nashua (which previously owned 100 percent of Cerion until the Company's initial public offering in May 1996, which reduced Nashua's ownership to approximately 37 percent) historically had performed cash management services for the Company. The Company's cash flow was directed to Nashua, and Nashua in turn provided cash to the Company to fund operating expenses and capital expenditures. On May 31, 1996, this arrangement ceased. Shortly thereafter, the Company and Nashua determined the respective cash flows from the Company to Nashua, and from Nashua to the Company, during the period from January 1, 1996 through May 30, 1996, and settled a net amount due from Cerion to Nashua of approximately $200,000.

         Net cash provided by (used in) operating activities was $(2.6) million, $6.8 million and $4.0 million in 1997, 1996 and 1995, respectively. The decrease in cash provided by operating activities from 1996 to 1997 was attributable to a reduction in net income and an increase in accounts receivable due to significantly higher revenues in the last half of 1997 compared to the last half of 1996. Furthermore, the Company's accounts receivable collection slowed in the fourth quarter of 1997 compared to 1996, contributing to the higher level of accounts receivable at December 31, 1997. The increase in cash provided by operating activities from 1995 to 1996 was attributable to a reduction in

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accounts receivable offset by increased inventories due to significantly lower revenues in the last half of 1996 compared to the last half of 1995 combined with increased depreciation from capital equipment additions in 1995 and 1996. The increase in accounts payable from December 31, 1995 to December 31, 1996 was due to the growth in the business and capital projects undertaken by the Company in connection with its expansion of capacity. The increase in accounts payable from 1996 to 1997 was associated with the overall growth of the business in the second half of 1997.

         Net cash used in investing activities was $2.0 million, $6.1 million and $2.5 million in 1997, 1996 and 1995, respectively. Cash used in investing activities was primarily for capital expenditures related to modifications of existing equipment and purchases of new equipment. The newly purchased equipment increased both manufacturing capacities and efficiencies. The Company's short-term investments are comprised of investment grade commercial paper.

     Net cash provided by (used in) financing activities was $(60,000), $8.4 million and $(1.4) million in 1997, 1996 and 1995, respectively. Net cash provided by financing activities increased in 1996 due to proceeds from the initial public offering partially offset by the repayment of indebtedness. On May 30, 1996, the Company closed its initial public offering with the sale of 4,416,000 shares of its Common Stock. Of the 4,416,000 shares of Common Stock sold, 1,615,000 shares were sold by the Company and 2,801,000 were sold by Nashua. Nashua continues to own approximately 37 percent of the Company's outstanding Common Stock. The shares were sold to the public at $13.00 per share. The net proceeds to the Company after the Underwriting Discount was $19,525,350. On May 31, 1996, the Company repaid the two outstanding Promissory Notes issued to Nashua Corporation in March 1996 having a combined principal sum of $11,142,000. The prepayments were made without penalty.

         Based upon anticipated cash flows from operating activities, remaining proceeds from the initial public offering completed in 1996 and credit availability, the Company believes that it has the liquidity and capital resources needed to meet its financial commitments through 1998. Unless the Company achieves substantial cost improvements, increased demand and no further price reductions that exceed cost reductions beyond year-end levels, the Company could incur net losses and negative cash flows from operating activities. Without such cost improvements and increased demand, at present cost levels and planned capital expenditures of approximately $3.0 million annually, the Company over an extended period of time may exhaust all or substantially all of its cash resources and borrowing availability under its credit facility. In such event, the Company would be required to pursue other alternatives to improve liquidity, including further cost reductions, sales of assets, the deferral of certain capital expenditures and obtaining additional sources of funds. Furthermore, any significant default by customers on the payment of outstanding amounts due to the Company could cause a significant reduction in liquidity and may exhaust the Company's cash resources sooner than would otherwise happen. No assurance can be given that the Company will be able to pursue such alternatives successfully.

         During the first quarter of 1998, one of the Company's significant customers became delinquent in the payment of outstanding accounts receivable totaling $4.1 million. This delinquency occurred because of the customer experiencing significant operating losses and negative cash flow from operations that strained the customer's liquidity. This customer's outstanding balance due to the Company exceeds an average of approximately 110 days compared to normal trade terms provided to this customer of 60 days. Future payment of this amount by the customer is expected to be structured payments over a time frame not to exceed one year. This anticipated structuring of future payments will reduce the Company's liquidity and financial flexibility. Furthermore, in the event that this customer's financial position worsens during the payment period, the risk of default increases.

                                   Inflation

In the opinion of management, inflation has not had a material effect on the operations of the Company.

                        Matters Affecting Future Results

This Report contains certain "forward-looking" statements, including, but not limited to the statements regarding the possible impact of cancellation of orders by a major customer and backwards integration within the industry towards the manufacture of aluminum disk substrates. Moreover, from time to time in both written releases and reports and oral statements, the Company and its senior management may express expectations regarding future performance of the Company. All of these "forward-looking" statements are inherently uncertain, and investors must recognize that actual events could cause actual results to differ materially from senior management's expectations. Key risk factors that could, in particular, have an adverse impact on current and future performance include the Company's dependence on a small number of customers, a trend toward



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backwards integration among thin-film disk manufacturers that may continue to reduce demand for the Company's products, dependence on the intensely competitive and cyclical hard disk drive industry, absence of long-term purchase commitments from the Company's customers and risk of excess industry capacity. See "Matters Affecting Future Results" included in the Company's Form 10-K dated March 27, 1998 for a more detailed discussion of factors that could affect the Company's performance and the value of its Common Stock.

          With respect to forward-looking statements contained herein, we urge our shareholders to read Cerion's Form 10-K filed with the Securities and Exchange Commission.

                                    Outlook

Cerion does not provide forecasts of future financial performance. The statements contained in this Outlook are based upon current expectations. These statements are forward-looking; actual events could cause actual results to differ materially.

          Adverse industry conditions during the second half of 1996 and throughout 1997, in which available market supply exceeded demand and significant pricing reductions caused the Company to incur net losses in each of the last two quarters of 1996 and operate at essentially breakeven performance for the first three quarters of 1997, are worsening in 1998. Despite the Company's profitablity in the fourth quarter of 1997, Cerion expects that a combination of factors affecting the industry, including the acquisition of aluminum substrate capabilities by certain of the Company's customers and an oversupply of aluminum disk substrates in the market, could significantly and adversely affect the Company's performance in the first half of 1998. There can be no assurance that these or other factors will not continue to negatively impact the Company's performance in subsequent quarters. Such losses and breakeven performance have and will impair the Company's liquidity and available sources of liquidity and may continue to affect the Company adversely until significant product cost improvements are achieved, combined with increased sales volumes to return to sustainable profitability. See "Liquidity and Capital Resources."

          The Company does not believe current market conditions will support substantial price increases. Thus, any improvement in operating performance will require cost improvements and/or order volume increases to occur. Unless the Company achieves substantial cost improvements, increased demand and no further price reductions that exceed cost reductions beyond year-end levels, the Company could incur net operating losses and negative cash flows from operating activities. Without such cost improvements and increased demand, at present cost levels and planned capital expenditures of approximately $3.0 million annually, the Company over an extended period of time may exhaust all or substantially all of its cash resources and borrowing availability under its credit facility. In such event, the Company would be required to pursue other alternatives to improve liquidity, including further cost reductions, sales of assets, the deferral of certain capital expenditures and obtaining additional sources of funds. Furthermore, any significant default by customers on the payment of outstanding amounts due to the Company could cause a significant reduction in liquidity and may exhaust the Company's cash resources sooner than would otherwise happen. No assurances can be given that the Company will be able to pursue such alternatives successfully.

          During the first quarter of 1998, one of the Company's significant customers became delinquent in the payment of outstanding accounts receivable totaling $4.1 million. This delinquency occurred because of the customer experiencing significant operating losses and negative cash flow from operations that strained the customer's liquidity. This customer's outstanding balance due to the Company exceeds an average of 110 days compared to normal trade terms provided to this customer of 60 days. Future payment of this amount by the customer is expected to be structured payments over a time frame not to exceed one year. This anticipated structuring of future payments will reduce the Company's liquidity and financial flexibility. Furthermore, in the event that this customer's financial position worsens during the payment period, the risk of default increases.

          The Company's gross margin percentage is largely a function of product mix sold in any period. Various other factors, including unit volumes, costs and yield issues associated with initiating production on new processes also will continue to affect the amount of cost of sales and the variability of the gross margin percentage in future quarters. Additionally, increased depreciation resulting from the significant capital spending in 1995 through 1997 and planned capital spending in 1998, will negatively impact gross margins in future periods. The planned 1998 capital spending is focused in the area of manufacturing process changes to reduce product cost.

          Reduction in demand from either a reduction in market requirements, further backwards integration by thin-film media manufacturers or a sudden loss of one or more customers will significantly impact the Company's operating performance. Volatility in demand for the Company's products will have a substantial impact on the Company's operating performance because of the fixed cost element of the Company's manufacturing costs relative to total costs.

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